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EXHIBIT 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

        We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Corporation (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated February 19, 2016 for the year ended December 31, 2015 which document makes reference to our firm and our report dated January 25, 2016 evaluating the Registrant's shale gas and contingent resources interests effective December 31, 2015.

Dallas, Texas, U.S.A. February 19, 2016	NETHERLAND, SEWELL & ASSOCIATES, INC.
/s/ C.H. (SCOTT) REES III C.H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer

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  EXHIBIT 99.6
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS